

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 9, 2016

<u>Via E-Mail</u>
Maurice D. Jones
Senior Vice President, General Counsel and Secretary
Manitowoc Foodservice, Inc.
2227 Welbilt Boulevard
New Port Richey, FL 34655

> **Re: Manitowoc Foodservice, Inc.**
> **Amendment No. 6 to Form 10-12B**
> **Filed February 8, 2016**
> **File No. 001-37548**

Dear Mr. Jones:

We have reviewed your filing and have the following comment.

<u>Notes to Unaudited Pro Forma Combined Financial Statements, page 41</u>

<u>4. Provision for Taxes on Earnings, page 41</u>

1. Please revise your disclosure to include a reconciliation of your effective tax rate to the federal statutory tax rate.

You may contact Tracey McKoy, Staff Accountant at (202) 551-3772 or, in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: <u>Via E-Mail</u>
Mark T. Plichta, Esq.